UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                    (Amendment No. Initial)*

                     SPACELABS MEDICAL INC.
                        (Name of Issuer)

                          COMMON SHARES
                 (Title of Class of Securities)

                            846247104
                         (CUSIP Number)

        HAROLD P. HANDS, EXECUTIVE VICE PRESIDENT, LEGAL
 MACKENZIE FINANCIAL CORPORATION, 150 BLOOR STREET WEST, SUITE M111,
            TORONTO, ONTARIO  M5S 3B5 (416) 922-5322
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                          April 1, 1997
     (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No.     846247104       13D                   Page 2 of 5



     1.   NAME OF REPORTING PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
          Universal Canadian Growth Fund Limited, by its Investment Advisor, Mackenzie Financial Corporation

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a) [   ]
                                                       (b) [ x ]

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS
          Internal, Investment Company Assets

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                   [   ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Toronto, Ontario, Canada

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
          504,500 Shares (through investment advisor, Mackenzie Financial
           Corporation)

     8.   SHARED VOTING POWER
          NIL

     9.   SOLE DISPOSITIVE POWER
          504,500 Shares (through investment advisor, Mackenzie Financial
           Corporation)

     10.  SHARED DISPOSITIVE POWER
          NIL

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,500 Shares

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES. *                                        [   ]

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%

     14.  TYPE OF REPORTING PERSON *
          IC - Unregistered Investment Company (Canadian Mutual Fund
          Corporation)

                          Schedule 13D              Page 3 of 5


 Item 1   Security and Issuer
          Common Shares
          Spacelabs Medical Inc.
          15220 N.E. 40th Street
          Redmond, WA   98052

 Item 2   IDENTITY AND BACKGROUND

 Item 2(a)     Name
          Universal Canadian Growth Fund Limited

 Item 2(b)     Business Address
          150 Bloor Street West, Suite M111
          Toronto, Ontario, Canada   M5S 3B5

 Item 2(c)     Principle Business
          Canadian Mutual Fund Corporation

 Item 2(d)     Criminal Convictions
          Nil

 Item 2(e)     Civil Proceedings
          Nil

 Item 2(f)     Citizenship
          N/A

 Item 3   Source and Amount of Funds or Other Consideration
          Purchase price paid from internal source - net assets of Canadian mutual fund corporation.

 Item 4   Purpose of Transaction
          The purpose of the transactions reported on this Form Schedule
           13D is investment. The reporting entity has acquired the securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities and Exchange Act of 1934, as amended.

 Item 5   INTEREST IN SECURITIES OF THE ISSUER

 Item 5(a) Aggregate Number and Percentage of Shares Beneficially Owned 504,500 shares, 5.2%

                          Schedule 13D              Page 4 of 5

 Item 5(b)     Number of Shares as to which such person has:
     (i)  Sole power to vote or direct the vote:  504,500 Shares
          (through Investment Adviser, Mackenzie Financial Corp.)
     (ii) Shared power to vote or direct the vote:           NIL
     (iii) Sole power to dispose or direct the disposition:504,500 Shares (through Investment Adviser, Mackenzie Financial Corp.)
     (iv) Shared power to dispose or direct the disposition: NIL

 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 1, 1997
          (iii) Amount:                      2,300 Shares
          (iv) Price per share:                   $20.125
          (v)  Where and how transaction effected: Market Transaction


 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 4, 1997
          (iii) Amount:                      4,800 Shares
          (iv) Price per share:                   $20.375
          (v)  Where and how transaction effected: Market Transaction


 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 14, 1997
          (iii) Amount:                      6,700 Shares
          (iv) Price per share:                   $20.25
          (v)  Where and how transaction effected: Market Transaction


 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 15, 1997
          (iii) Amount:                      2,600 Shares
          (iv) Price per share:                   $20.25
          (v)  Where and how transaction effected: Market Transaction


 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 16, 1997
          (iii) Amount:                      1,200 Shares
          (iv) Price per share:                   $20.1875

                            Schedule 13D            Page 5 of 5

          (v)  Where and how transaction effected: Market Transaction


 Item 5(c)     Transactions
          (i)  Transaction effected by:      Universal Canadian
                                               Growth Fund Limited
          (ii) Date:                              April 17, 1997
          (iii) Amount:                      1,400 Shares
          (iv) Price per share:                   $20.125
          (v)  Where and how transaction effected: Market Transaction


 Item 5(d)     Other Interests
          Nil

 Item 5(e)     Date on which reporting person ceased to be beneficial owner of more than 5%
          N/A

 Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          N/A

 Item 7   Material to be Filed as Exhibits
          N/A





          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





          Harold P. Hands
          Executive Vice President, Legal         April 30, 1997